[Pinnacle Financial Partners, Inc. Letterhead]
March 12, 2009
Via Edgar
Brittany Ebbertt
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Pinnacle Financial Partners, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 19, 2009 File No. 000-31225
Dear Ms. Ebbertt:
     I am in receipt of the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated March 12, 2009 regarding Pinnacle Financial Partners, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2008. Per your voice mail exchange with the Company’s counsel, D. Scott Holley of Bass, Berry & Sims PLC, I am writing to confirm that the Company expects to file its response to the Comment Letter not later than April 3, 2009. Should you have any questions regarding this matter please do not hesitate to contact me at (615) 744-3742 or the Company’s outside counsel Mr. Holley at (615) 742-7721.
Sincerely,
/s/ Harold R. Carpenter
Harold R. Carpenter
Executive Vice President and
Chief Financial Officer